Filed by Great Plains Energy Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File No. 1-3523

From: Bassham Terry

Sent: Wednesday, June 29, 2016 8:30 AM

To: All Great Plains Energy Employees

Subject: KCP&L All Employee Integration update

Good morning.

As we wrap up the first six months of the year and look ahead to the second half of 2016, I wanted to take the opportunity to reach out and say “thanks” for your hard work during what is an extraordinary time in our company’s history.

As you all know, we recently announced an agreement to acquire Westar. Since then, the last month has been an incredibly busy one as we talked with employees, customers, community leaders and investors about the transaction. In addition, we’ve worked with our friends at Westar to review our companies’ strategies. As anticipated, we have found we share many of the same philosophies and perspectives. This means that while we will work over the coming months to determine how to best merge our two companies, our business strategies will not change dramatically. In fact, in nearly every interaction, we have confirmed that Westar and KCP&L can better serve the energy needs of our region and respond to the changing nature of our industry as a combined, stronger company.

Today I am speaking at a Westar leadership meeting in Manhattan and will share with the Westar team a bit more about our company, our shared values and our Vision 2025. This will be my second opportunity to speak with the leadership team since our announcement – they are excited and eager to get to work with you as we integrate our two companies. I think you will find them to be a great team and a company that we can learn a great deal from.

We know there are still many questions to answer. While we do not have all the answers today, we are committed to keeping you updated and informed as information becomes available during the integration. There are several upcoming milestones that are critical to the integration process, including:

- June 28: Yesterday, Great Plains Energy officially filed with the Kansas Corporation Commission its request for approval for the Westar acquisition.

From that date, the Kansas Corporation Commission has up to 300 days to approve the transaction.

- July 12: KCP&L and Westar Joint Integration Team meets to kick off integration work

The combined integration effort will kick off the week of July 11th with the formation and first meeting of the Joint Integration Team. This team is comprised of executive leadership from both companies in each area of our organizations. This team, and the subteams that will be formed, will focus on reviewing the business operations, and identify specific ways to implement and generate savings as we define the future state of the combined company. These teams, and the experts they will tap within each company, will create business plans for each area as we drive toward a second quarter 2017 closing of the transaction.

This integration kickoff will mark a new phase in the overall acquisition process, and will be led by Steve Busser, Vice President, Risk Management and Controller. I have known and worked with Steve for nearly 20 years and his experience and expertise lend themselves perfectly to the task at hand. On the Westar side, the integration will be led by John Bridson, Senior Vice President, Generation and Marketing. John was the executive who worked closely with our team on the La Cygne environmental retrofit project the last several years and I know you will enjoy working with him.

I recognize that times of change and transition can be challenging. As the integration effort gets underway, I want to reiterate the commitment I made at our Town Hall – a commitment to regular updates, and a commitment to transparency. We also will give you the opportunity to ask questions and provide input throughout the process. In terms of communications, we will be utilizing our standard employee communications channels as well as implementing some new vehicles.

For those that are involved in the integration, I know this will require you to do even more than you were already doing. We had a busy second half of the year planned even before we made the acquisition announcement. We’ve got upcoming regulatory filings to make and rate cases and we’re also getting into the hottest time of the year. All that said, it continues to be business as usual at KCP&L. Our focus is and needs to be on continuing to deliver safe, reliable electricity to our customers.

I know that we are all up to the challenge and thank you for your continued commitment and dedication to our success. It is each of you that make KCP&L such a special place to work.

In closing, I hope you and your family have a safe and happy Fourth of July weekend.

Terry

Forward-Looking Statements

Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to Great Plains Energy’s proposed acquisition of Westar, shareholder and regulatory approvals, the completion of the proposed transactions, benefits of the proposed transactions, and anticipated future financial measures and operating performance and results, including estimates for growth and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and KCP&L are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: the risk that Great Plains Energy or Westar may be unable to obtain shareholder approvals for the proposed transactions or that Great Plains Energy or Westar may be unable to obtain governmental and regulatory approvals required for the proposed transactions, or that required governmental and regulatory approvals or agreements with other parties interested therein may delay the proposed transactions or may be subject to or impose adverse conditions or costs; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transactions or could otherwise cause the failure of the proposed transactions to close; risks relating to the potential decline in the Great Plains Energy share price resulting in an increase in the exchange ratio of Great Plains Energy shares offered to Westar shareholders in accordance with the transaction agreement and resulting in reduced value of the proposed transactions to Great Plains Energy shareholders; the risk that a condition to the closing of the proposed transactions or the committed debt or equity financing may not be satisfied; the failure to obtain, or to obtain on favorable terms, any equity, debt or equity-linked financing necessary to complete or permanently finance the proposed transactions and the costs of such financing; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed transactions; the receipt of an unsolicited offer from another party to acquire assets or capital stock of Great Plains Energy or Westar that could interfere with the proposed transactions; the timing to consummate the proposed transactions; the costs incurred to consummate the proposed transactions; the possibility that the expected value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the credit ratings of the companies following the proposed transactions; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed transactions; future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and KCP&L changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates the Companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital, derivatives and hedges and the effects on nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including but not limited to cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s ability to successfully manage transmission joint ventures or to integrate the transmission joint ventures of Westar; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy will file with the SEC in connection with the proposed transactions. Other risk factors are detailed from time to time in Great Plains Energy’s and KCP&L’s quarterly reports on Form 10-Q and annual report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement. Great Plains Energy and KCP&L undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Great Plains Energy will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar, which also constitutes a prospectus of Great Plains Energy, as well as other materials. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available) and other documents that will be filed by Great Plains Energy and Westar with the SEC at http://www.sec.gov, the SEC’s website, or from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents will also be available free of charge from Westar’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar and their respective directors and certain of their executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2016 annual meeting filed with SEC on March 24, 2016. Information regarding the officers and directors of Westar is included in its definitive proxy statement for its 2016 annual meeting filed with the SEC on April 1, 2016. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction.